SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Partial Cancelation of Stock Options
On March 24, 2009 the executive officers of Shinhan Financial Group (the “Group”) and its subsidiaries have voluntarily decided to cancel 614,735 of stock options that were granted to them in 2009.
Following the cancellation, the total number of stock options outstanding decreased to 6,643,400 shares as of March 24, 2009.
The followings are the details of the cancelled stock options:
<Cancellation of granted stock options>
A. 377,665 shares of stock options granted to executives of Shinhan Financial Group and its subsidiaries

			No. of Stock
			Options
Company	Title	Name	Cancelled
Shinhan Financial Group	Chairman	Eng Chan Ra	35,000
	President & CEO	Sang Hoon Shin	31,500
	Deputy President	Buhmsoo Choi	9,000
	Deputy President	Sung Ho Wi	9,000
	Deputy President	Chan Hee Jin	9,000

Shinhan Bank	President & CEO	Baek Soon Lee	28,000
	Deputy President	Jeum Joo Gweon	9,000
	Deputy President	Joo Won Park	9,000
	Deputy President	Chan Park	9,000
	Deputy President	Jung Won Lee	9,000
	Deputy President	Hyung Jin Kim	9,000
	Deputy President	Young Hoon Lee	9,000
	Deputy President	Sung Rack Lee	9,000
	Executive Vice President	Dong Dae Lee	6,750
	Executive Vice President	Se Il Oh	6,750
	Executive Vice President	Yong Byoung Cho	6,750
	Executive Vice President	Jong Bok Moon	6,750

Shinhan Card	President & CEO	Jae Woo Lee	17,600
	Deputy CEO	Hong Kyu Kang	7,425
	Deputy CEO	Soo Ik Park	7,425
	Deputy CEO	Hee Geon Kim	7,425
	Deputy CEO	Chun Kuk Lee	6,750
	Deputy CEO	Jong Cheol Kim	6,750

GMSH Securities	President & CEO	Hyu Won Lee	16,000
	Vice President	Jin Kook Lee	6,750

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			No. of Stock
			Options
Company	Title	Name	Cancelled
Shinhan Life Insurance	President & CEO	Jin Won Suh	16,000
	Vice President	Byung Chan Lee	6,750
	Vice President	Keun Jong Lee	6,750
	Vice President	Jeong Kun Lee	6,750
	Vice President	Ki Won Kim	6,750
	Pro Vice President	Jae Gun Bae	5,400
	Pro Vice President	Ho Kyung Bae	5,400

Shinhan Capital	President & CEO	Do-Heui Han	13,200
	Deputy President	Jun-Gi Eun	5,940
	Deputy President	Sun-Yeol Song	5,400
	Executive Vice President	Young-Sub Hwang	4,950

Shinhan Credit Info	President & CEO	Pan Am Lee	6,750

Total	Grantees : 37	No. of Shares	377,665

B. 237,070 shares of stock options granted to employees of Shinhan Financial Group and its subsidiaries
1) Grantees: Total of 70 employees of Shinhan Financial Group and its subsidiaries
2) Number of options cancelled : 237,070 shares in total

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : March 24, 2009

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